UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number: 333-128859 and 333-146904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Employees' Savings Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1. Statement of Net Assets Available for Plan Benefits as of December 31, 2007 and December 31, 2006.
2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2007 and 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                    The Gillette Company
                                                                    Employees' Savings Plan

Date: June 27, 2008

                                                                By: __/s/ Thomas J. Mess_________________________
                                                                           Thomas J. Mess
                                                                            Secretary, Trustee of The Procter & Gamble Commercial
                                                                     Employees' Savings Plan

EXHIBIT INDEX

Exhibit No.
  23                               Consent of Plante & Moran, PLLC

The Gillette Company

Employees’ Savings Plan

Financial Report

December 31, 2007

The Gillette Company Employees' Savings Plan

Contents

Report Letter	1

Statement of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-14

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Master Savings Plan Committee
The Gillette Company Employees’ Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of The Gillette Company Employees’ Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 26, 2008

The Gillette Company Employees' Savings Plan

 Statement of Net Assets Available for Plan Benefits

	December 31
	2007	2006

Assets
Participant directed investments:
Plan interest in The Gillette Company
Master Savings Plan Trust	$2,217,720,545	$2,163,422,826
Participant loans	23,958,620	25,190,819

Net assets available for plan benefits, at fair value	2,241,679,165	2,188,613,645

Adjustment from fair value to contract value for fully-benefit
responsive investment contracts held in master trust	(2,166,686)	4,895,579

Net Assets Available for Plan Benefits	$2,239,512,479	$2,193,509,224

See Notes to Financial Statements.

The Gillette Company Employees' Savings Plan

  Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to
Plan interest in investment income from
The Gillette Company Master Savings Plan Trust	$272,849,449	$232,321,971

Interest on participant loans	1,779,531	1,575,721

Contributions:
Employee	47,673,795	53,953,379
Employer	24,121,193	27,251,278

Total contributions	71,794,988	81,204,657

Total additions	346,423,968	315,102,349

Deductions from Net Assets Attributed to
Benefit payments paid directly to participants	(300,228,259)	(320,161,465)

Net Increase (Decrease) Prior to Transfers	46,195,709	(5,059,116)

Transfer to The Gillette Company ESOP (Note 1)	(192,454)	(134,975)

Net Increase (Decrease) in Net Assets Available
for Plan Benefits	46,003,255	(5,194,091)

Net Assets Available for Plan Benefits
Beginning of year	2,193,509,224	2,198,703,315

End of year	$2,239,512,479	$2,193,509,224

See Notes to Financial Statements.

The Gillette Company Employees' Savings Plan

                          Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Description of Plan

    The Gillette Company Employees’ Savings Plan (the "Plan") is sponsored by The Gillette Company, a subsidiary of The Procter & Gamble Company
    (collectively, the "Company"). The following description provides only general information and participants should refer to the plan document for a more complete description of the Plan’s provisions.

    General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Regular employees of The Gillette Company and its participating subsidiaries are eligible to join the Plan on their date of hire, with the exception of the following employees:

        (i) Any employee who is hired by a Participating Company after September 30, 2006, excluding employees located in the Iowa City Manufacturing location that are covered by a collective bargaining agreement

        (ii) Any employee who is eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Ownership Plan

        (iii) Any employee who is eligible to participate in The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company or
        The Procter & Gamble Commercial Company Employees' Savings Plan

    At no time may an employee be eligible to contribute to and receive Company contributions from both this Plan and either The Profit Sharing Retirement Plan of
    The Procter & Gamble Commercial Company, The Procter & Gamble Commercial Company Employees' Savings Plan or The Procter & Gamble
    Profit Sharing Trust and Employee Ownership Plan.

    Participant Contributions - Eligible employees may voluntarily contribute from 2 percent to 10 percent of their compensation as matched savings and from
    1 percent to 5 percent of their compensation as unmatched savings. All contributions must be in 1 percent increments.

    All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law.

    Effective October 1, 2007, the Plan was amended to allow participants who have attained age 50 before the close of the plan year to make catch-up contributions as provided by the Internal Revenue Code.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Description of Plan (Continued)

Effective January 1, 2008, no further contributions may be made to the Plan for any participant who is not included in a unit covered by a collective bargaining agreement that expressly provides for the application of the Plan to the employees of such unit. Effective January 1, 2008, employees of the Company not covered by a collective bargaining agreement are eligible to participate in The Procter & Gamble Savings Plan.  Participant contributions are expected to decrease by 90 percent for 2008.

Employer Contributions - The Company contributes $1.00 for every $1.00 of each participant’s matched savings for the first 5 percent of each participant’s compensation contributed and $0.20 for every $1.00 of the next 5 percent of each participant’s compensation contributed.

Transfers - Transfers into the Plan from The Gillette Company Employee Stock Ownership Plan (the “ESOP”) may occur if participants are terminated and do not elect payout of their ESOP balances within one full fiscal quarter from the date of their termination.  During 2007 and 2006, certain participant balances were transferred back to the ESOP as they had made the appropriate election and were mistakenly transferred to the Savings Plan.

         Vesting - Participants are immediately vested in their own employee contributions plus the actual earnings thereon.  Matching contributions from the Company vest after the participant has completed the  earliest  of three years of service, two years from date of entry into the Plan, or the attainment of age 65.  Participants are also
         100 percent vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or Company-initiated termination
         (other than for cause as determined by the Company).

Participants’ Accounts - A separate account is established for each participant at the time of enrollment in the Plan.  The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan's investment fund offerings, including an option to invest in Company stock.  Participants may direct their account balance in any of the various funds offered by the Plan.

Participants are entitled to exercise voting rights for the shares of Company stock allocated to their accounts.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Description of Plan (Continued)

Participant Loans - The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months or (2) 50 percent of the participant’s vested account balance, reduced by the current outstanding loan balance due from the participant.  The minimum loan amount available to participants is $500.  Each loan shall bear interest at a rate determined by the Master Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

Plan Expenses - The Company is the sponsor of the Plan.  The Master Savings Plan Committee, as provided in the plan agreement, has responsibility for the administration of the Plan.  Fidelity Management Trust Company functions as trustee.  Investment management fees are paid by the Plan in accordance with the plan agreement.  Certain other administrative fees are paid by the Company.

Plan Earnings - As of the close of each business day, the plan trustee is responsible for determining the fair market value of each of the investment options, which includes all accrued earnings.  The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

         With respect to the Company’s stock fund, the trustee is responsible for determining the participants’ accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date.  Any interest or other income earned by the Fund, other than dividends, is allocated quarterly to participant accounts on a proportionate basis.

Benefit Payments - A participant, surviving spouse, or other beneficiary may elect to receive their account balance as a partial or total withdrawal or may elect to have the proceeds of the distribution used to purchase an annuity contract for his or her benefit through an insurer of his/her choice.

Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the plan document.

Forfeitures - Forfeitures by plan participants are used to reduce Company contributions.

The Gillette Company Employees' Savings Plan

  Notes to Financial Statements
December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies

Investments - Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust (the Savings Plan Trust) based upon the proportionate interest of the Plan in the Savings Plan Trust.  See Note 4 for a detailed description of the Savings Plan Trust.

Investments of the Savings Plan Trust are stated at fair value except for fully benefit-responsive synthetic guaranteed investment contracts which are valued at contract value.    Fair value for shares of The Procter & Gamble Company common stock held in the Savings Plan Trust is defined as the closing price of the common stock as reported by the New York Stock Exchange.  The fair value of investments is determined daily by the trustee on a per-share basis using security prices quoted on national exchanges for mutual funds, and amortized cost in the case of any short-term mutual funds and money market securities held.  The fair value of the commingled fund is based on the fair value of the underlying investments held in the fund. Participant loans are valued at their outstanding balances, which approximates fair value.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value.  The related activity is presented at contract value in the statement of changes in net assets available for plan benefits.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of these investment contracts is based on discounting the related cash flows utilizing current yields of similar investments with comparable durations.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Synthetic Investment Contracts - The Savings Plan Trust invests in synthetic investment contracts (synthetic GICs).  A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the master trust, of high-quality, intermediate term fixed income securities.  The master trust purchases a wrapper contract from a financial services institution.  Synthetic GICs credit a stated interest rate for a specified period of time.  Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the master trust on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.  The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the master trust to transact at contract value with the financial institution issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to the master trust’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the master trust or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction to qualify for exemption under ERISA.  The plan administrator does not believe that the occurrence of any such event, which would limit the participant’s ability to transact at contract value, is probable.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

The synthetic investment contracts generally impose conditions on both the master trust and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the master trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreements.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the master trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the master trust’s assets no longer covered by the contract is below contract value.  The master trust may seek to add additional issuers over time to diversify the master trust’s exposure to such risk, but there is no assurance the master trust may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the master trust unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.  If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the master trust the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the master trust the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the master trust to the extent necessary for the master trust to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2007	2006

Average yield for Synthetic GICs in the Savings Plan Trust
Based on actual earnings	4.78%	5.03%
Based on interest rate credited to participants	4.49%	4.35%

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the plan year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan’s financial statements.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 3 - Plan Termination

The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan, subject to restrictions, at its discretion.

If the Plan is terminated or if contributions are completely discontinued, each participant’s interest in that portion of their account balance attributable to Company contributions shall become fully vested.  Upon termination of the Plan, the Savings Plan Trust may continue in existence at the direction of the board of directors of the Company, subject to the provisions of the Plan and the Savings Plan Trust agreement, or the Savings Plan Trust may be terminated and the assets distributed to participants.  Further, in the event the Plan was terminated after the merger between The Procter & Gamble Company and The Gillette Company, the Plan’s trust would be continued so long as it held plan assets, and distributions would be made to participants by the trustee as if the Plan had not been terminated.

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 4 - Master Trust

Assets of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. The plans participating in the Savings Plan Trust are The Gillette Company Employees’ Savings Plan and The Gillette Company Employee Stock Ownership Plan.  Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the Savings Plan Trust.  The assets of the Savings Plan Trust at December 31, 2007 and 2006 are as follows:

	2007	2006
Assets, at fair value:
Marketable securities:
The Procter & Gamble Company Stock Fund	$1,469,770,182	$1,454,309,410
Registered investment companies:
AF Washington Mutual Investors Fund-
Class R-5	33,379,851	31,201,036
Allianz CCM Mid Cap-Institutional Class	45,896,655	36,493,626
Fidelity Diversified International Fund	113,865,858	94,791,486
Fidelity Emerging Markets Fund	76,362,652	47,356,526
Fidelity Growth & Income Portfolio	36,026,674	39,681,981
Fidelity Growth Company Fund	127,979,258	114,332,335
Fidelity Magellan Fund	94,159,290	87,380,704
Fidelity Retirement Government Money Market
Portfolio	50,921,067	45,774,875
Fidelity Short Term Investment Fund	8,538,137	4,386,827
Fidelity U.S. Bond Index Fund	40,416,757	36,383,191
Royce Low PR Stock	27,080,352	24,358,327
Vanguard Balanced Index-Institutional Class	56,046,694	51,662,695
Vanguard Total Stock Market Issue-
Institutional Class	29,339,269	24,107,911
Commingled Pool:
Fidelity U.S. Equity Index Commingled Fund	109,274,539	115,844,767
Synthetic investment contracts	326,238,612	349,315,341
Pending transactions and other	(587,621)	(1,219,282)

Total assets at fair value	2,644,708,226	2,556,161,756

Adjustment from fair value to contract value for
synthetic investment contracts	(2,166,686)	4,895,579

Total assets	$2,642,541,540	$2,561,057,335

The Gillette Company Employees' Savings Plan

 Notes to Financial Statements
December 31, 2007 and 2006

Note 4 - Master Trust (Continued)

	2007	2006

Assets allocated to The Gillette Company
Employees' Savings Plan	$2,215,553,859	$2,168,318,405

Assets allocated to The Gillette Company
Employees Stock Ownership Plan	$426,987,681	$392,738,930

    The investment income of the Savings Plan Trust for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006

Investment income (loss):
Net appreciation (depreciation) in fair value of
investments:
The Procter & Gamble Company
Stock Fund	$190,297,910	$150,578,445
AF Washington Mutual Investors Fund-
Class R-5	(1,176,193)	3,154,665
Allianz CCM Mid Cap-Institutional Class	3,546,263	(2,283,334)
Fidelity Diversified International Fund	7,531,614	9,497,856
Fidelity Emerging Markets Fund	19,194,523	10,440,093
Fidelity Growth & Income Portfolio	(4,689,236)	(2,933,145)
Fidelity Growth Company Fund	20,803,184	10,065,304
Fidelity Magellan Fund	4,267,258	(14,809,819)
Fidelity U.S. Bond Index Fund	147,540	(107,011)
John Hancock Small Cap Growth Fund-
Class A	-	1,509,471
Royce Low PR Stock	(3,251,363)	(1,058,434)
Vanguard Balanced Index-Institutional Class	1,610,180	3,639,265
Vanguard Total Stock Market Index Fund-
Institutional Class	862,209	2,548,238
Fidelity U.S. Equity Index Commingled Pool	6,336,421	16,558,399
Dividends	75,610,815	76,895,479
Interest	15,447,896	16,715,456

Net investment income	$336,539,021	$280,410,928

The Gillette Company Employees' Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Note 5 - Income Taxes

A favorable tax determination letter was received from the Internal Revenue Service on March 13, 2002 stating that the existing Plan and its underlying trust qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) as a profit-sharing plan, and are exempt from federal income taxes.  Further, the features of the Plan relating to tax-deferred savings qualified under Section 401(k) of the Code.  The Plan has been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Note 6 - Party-in-Interest Transactions

Certain plan assets are in investment funds managed by Fidelity Management Trust Company or its affiliates.  Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 7 - Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits
per financial statements	$2,239,512,479	$2,193,509,224
Adjustment to fair value for Synthetic GICs
held in the Savings Plan Trust	2,166,686	(4,895,579)

Net assets available for benefits per Form 5500	$2,241,679,165	$2,188,613,645

        The following is a reconciliation of investment income per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Total investment income per financial statements	$274,628,980	$233,897,692
Adjustment to fair value for Synthetic GICs
held in the Savings Plan Trust	7,062,265	(4,895,579)

Total investment income per Form 5500	$281,691,245	$229,002,113

The Gillette Company Employees' Savings Plan

 Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 04-1366970, Plan No. 002
December 31, 2007

(a)(b) Identity of Issuer, Borrrower, Lessor, or Similar Party	(c) Decscription of investment	(d) Cost	(e) Current Value

Participants	Participant loans bearing interest at 5.00% to 10.50%	$ -	$ 23,958,620

Schedule 1

EXHIBIT NO. 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-128859 and 333-146904) on Form S-8 of our report dated June 26, 2008 appearing in the annual report on Form 11-K of The Gillette Company Employees’ Savings Plan for the year ended December 31, 2007.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June  27, 2008